130 Adelaide Street W., Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 3, 2015	No. 15-09

Avalon provides update on 2015 Work Program on the East
Kemptville Tin-Indium Project, Nova Scotia, Canada

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to provide the following update on the $1.3 million 2015 work program on the East Kemptville Tin-Indium project, Yarmouth Co., Nova Scotia. This program includes diamond drilling on the three known mineralized zones, metallurgical process testwork and preliminary environmental assessment studies. The environmental and metallurgical work will be incorporated (along with the October, 2014 resource estimate) in a Preliminary Economic Assessment (“PEA”) scheduled for completion before November 30, 2015.

The current drilling program is designed to collect additional metallurgical sample material from the previously-mined Main and Baby Zones and test other known mineralized zones including the Duck Pond deposit to delineate additional economic resources for a feasibility study. An updated resource estimate will be prepared in early 2016 once all the results from the 2015 drilling have been received and compiled.

The site access agreement with the surface rights holder has been further extended until November 30, 2015 to provide sufficient time to complete the 2015 work program. In the meantime, discussions continue towards reaching an agreement to transition full title to the property to Avalon. The parties expect to be able to conclude an agreement by year-end 2015.

2015 Drill Program

The 2015 drill program commenced on July 13th and to date seventeen drill holes have been completed for a total of 3,301 metres. This includes 8 holes on the Baby Zone, 4 holes on the Main Zone and 5 holes on the Duck Pond Zone. Costs are coming in under budget which will allow for at least 4 more drill holes in the program, focused on the northeast extension of the Main Zone, before the program is concluded later this month. Proposed drilling on the South Grid Zone has been deferred until 2016.

The assays for the eight holes drilled on the Baby Zone have been received and compiled. Results are in line with expectations and confirm continuity of the mineralized zone to depth. Highlights include intersections of 0.46% tin (Sn), 25.2 ppm indium (In) and 0.63% zinc (Zn) over 82.3 metres (EKAV-15-10), 0.23% Sn, 15.6 ppm In and 0.33% Zn over 36.25 metres (EKAV-15-09) and 0.25% Sn, 29.4 ppm In and 0.64% Zn over 18.67 metres (EKAV-15-11)1 .

A summary of significant intercepts is presented in Table 1 and the detailed drill hole locations are provided in Table 2. The drilling on the Baby Zone has successfully recovered about one tonne of sample for metallurgical testwork purposes and increased the confidence level of the Baby Zone resources.

1   All widths are drilled widths. True Widths are not known.

In addition, certain sections of 2014 drill core that were not sampled last year due to apparent low levels of visible mineralization were sampled and submitted for assay this summer. These produced some surprising results indicating significant widths of mineralization adjacent to existing known mineralized intervals (Table 3). The intercepts given in Table 3 are examples located outside the boundaries of the existing October, 2014 resource estimate that, in effect, have potential to increase the total near surface resource estimate in the Baby Zone.

Metallurgical Testwork Program

The comprehensive bench scale metallurgical test work currently being undertaken in the UK is nearing completion. This extensive test program is evaluating the metallurgical flowsheet from grinding, through copper and zinc sulphide flotation, to tin recovery by both gravity and flotation methods. The recovery of indium to the zinc concentrate is also being measured as microprobe data of the zinc ore mineral sphalerite shows very high levels of contained indium (up to 0.25%) . Some metallurgical test results are still outstanding but preliminary analysis of the data suggests that the recoveries and grades for all three concentrates are in line with expectations.

PEA Report Preparation

Avalon has retained the services of Micon International Limited Toronto, Ontario to prepare a NI 43-101 compliant PEA for the East Kemptville project. The PEA will be based upon the existing NI 43-101 resource estimate (disclosed in the Company’s news release dated October 31, 2014), together with the final results from the metallurgical testwork program and environmental input provided by Stantec Consulting Limited Halifax, Nova Scotia (“Stantec”). Work on the PEA is progressing well and is on schedule for completion by the end of November 2015.

Environmental Assessment Work

Stantec’s Halifax office has considerable experience with the East Kemptville site and is conducting the key studies required as part of the Environmental and Social Impact Assessment for the permitting process and a planned feasibility study. Through the innovative use of low permeability tailings disposal technology, processing of the low grade ore stockpiles and engineered oxygen barriers (water covers), a cost effective tailing and waste rock management strategy has been developed. This strategy has the potential to greatly reduce the risk from existing acid-generating waste rock and tailings at the site and could result in a site closure plan that will eliminate the need for expensive perpetual water treatment.

Update on Tin Markets

Avalon recently joined the UK-based International Tin Research Institute (“ITRI”), which is dedicated to supporting the global tin industry and expanding tin use while providing its members with frequent updates on new developments in global tin markets. For further information, please visit the ITRI website at https://www.itri.co.uk/. Recent ITRI market commentary highlights the need for new tin mines to be developed to replace steadily declining production capacity from existing mines in Peru, Indonesia and China. This is creating opportunities for emerging new tin producers.

Unlike the major base metals, little new tin production capacity has come on-stream over the past 10 years during the commodities super-cycle. While LME tin prices have come down to the US$15,000/tonne level in 2015 from over $20,000/tonne in 2014, LME tin inventories remain low and many industry analysts believe that tin prices will rise in the absence of significant new supply. Also, some tin supplies originating in Central Africa are now designated as conflict minerals which preclude their use by consumers in the US and EU under legislation restricting the use of minerals produced to finance armed conflict. The overall conclusion is that new supplies from non-conflict sources, such as Nova Scotia, will be needed over the next five years just to meet continuing demand from the electronics sector.

Avalon will be presenting during the upcoming ITRI London Tin Seminar on November 26 at 11:30am GMT at the Brewery, Chiswell Street, London, England. For further information on this event or to register, please contact Lesley.Lewis@itri.co.uk.

The technical information included in this news release has been reviewed and approved by the Company’s Vice President Exploration, Dr. Bill Mercer, P. Geo, who is a Qualified Person under NI 43-101. For questions or feedback, please email the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO, at 416-364-4938.

Cautionary Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding the commencement and completion of its work programs, that environmental and metallurgical work will be incorporated in a PEA scheduled for completion before November 30, 2015, that an updated resource estimate will be prepared in early 2016, that Avalon and the surface rights holder expect to be able to conclude an agreement by year-end 2015, that the Company’s strategy has the potential to greatly reduce the risk from existing acid-generating waste rock and tailings at the site and may result in a site closure plan that will eliminate the need for expensive perpetual water treatment, that many industry analysts believe that tin prices will rise in the absence of significant new supply and that new supplies from non-conflict sources such as Nova Scotia will be needed over the next five years just to meet continuing demand from the electronics sector . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the possibility of cost overruns or unanticipated costs and expenses, and unanticipated results from the work programs, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Reserves and Resources

Unless otherwise indicated, all reserve and resource estimates and other technical information included in this press release have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for disclosure of information, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineral in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

TABLE 1: Mineralized intercepts, 2015 drilling, Baby Zone, East Kemptville

Drill Hole	From (metres)	To (metres)	Width (metres)	Tin %	Zinc %	Copper %	Indium ppm
EKAV-15-08	10.00	23.50	13.50	0.10	0.06	0.05	3.5
EKAV-15-08	77.50	86.50	9.00	0.16	0.09	0.06	5.7
EKAV-15-09	56.50	65.50	9.00	0.11	0.05	0.09	3.1
EKAV-15-09	74.25	110.50	36.25	0.26	0.33	0.14	15.6
EKAV-15-09	137.50	149.50	12.00	0.05	0.33	0.05	14.1
including	137.50	140.50	3.00	0.14	0.57	0.08	28.2
EKAV-15-10	28.00	37.00	9.00	0.13	0.11	0.06	6.0
EKAV-15-10	46.00	61.00	15.00	0.10	0.08	0.03	2.7
EKAV-15-10	76.00	158.30	82.30	0.46	0.63	0.07	25.2
including	76.00	140.30	64.30	0.54	0.71	0.08	28.9
EKAV-15-11	38.00	57.50	19.50	0.20	0.20	0.06	6.8
EKAV-15-11	68.40	71.25	2.85	0.56	0.69	0.05	24.8
EKAV-15-11	85.33	122.00	36.67	0.16	0.69	0.06	26.5
including	85.33	104.00	18.67	0.25	0.64	0.08	29.4
EKAV-15-12	48.50	71.00	22.50	0.11	0.16	0.03	3.8
EKAV-15-12	84.50	114.80	30.30	0.04	0.21	0.03	7.8
EKAV-15-12	103.50	159.70	56.20	0.06	0.30	0.03	13.1
including	125.50	133.10	7.60	0.13	0.42	0.03	20.3
EKAV-15-13	27.50	50.00	22.50	0.11	0.23	0.06	5.9
EKAV-15-13	86.00	156.50	70.50	0.09	0.38	0.03	13.5
including	86.00	99.50	13.50	0.14	0.57	0.05	16.3
EKAV-15-14	No significant values
EKAV-15-15	71.30	86.00	14.70	0.17	0.51	0.03	18.3
EKAV-15-15*	174.00	194.50	20.50	0.09	0.19	0.06	16.1
EKAV-15-15*	238.60	248.00	9.40	0.48	0.35	0.04	19.5

*Indicates preliminary results subject to further QA/QC verification

Footnotes:

1.	Drilling utilized an HQ drill rig.
2.	Widths are drilled widths and not considered true widths. True widths are not known.
3.

All drill core from the program was normally sawn in half top provide 1.5 metre samples at the core logging facility in Yarmouth, Nova Scotia and submitted to Activation Laboratories Ltd. (Actlabs), Ancaster, Ontario for sample preparation and primary analysis.

4.	Core considered unmineralized or low grade was sampled at 1.5 metre intervals, but composited to 4.5 metres for analytical purposes.
5.	In-house Avalon standards and blanks were utilized for QA/QC purposes, along with core duplicates.
6.	Results are monitored for key elements, and in cases of QA/QC issues, re-analysis is requested.
7.

Zn, Cu and In were analyzed by sodium peroxide fusion followed by ICP-MS (method Ultratrace 7) whilst Sn, W and Cu were analysed by fusion followed by XRF (method Whole Rock 4C plus Sn and W). Any overlimits Zn is rerun by peroxide fusion –ICP (method 8-peroxide).

8.	A cutoff grade of 0.08% Sn was used guidance for estimating intercepts.

TABLE 2: Drill Hole locations

		Collar Location
Zone	DDH	Easting (NAD83)	Northing (NAD83)	Dip	Azimuth	Hole depth (metres)
Baby Zone	EKAV-15-08	284851	4886317	-70	300	174
Baby Zone	EKAV-15-09	284851	4886317	-60	300	165
Baby Zone	EKAV-15-10	284803	4886255	-70	300	192
Baby Zone	EKAV-15-11	284803	4886255	-55	300	122
Baby Zone	EKAV-15-12	284769	4886221	-60	300	185
Baby Zone	EKAV-15-13	284769	4886221	-45	300	161
Baby Zone	EKAV-15-14	284704	4886190	-45	300	155
Baby Zone	EKAV-15-15	284665	4886366	-45	120	251
Main Zone	EKAV-15-16	284987	4886583	-50	122	161
Main Zone	EKAV-15-17	284987	4886583	-40	122	144
Main Zone	EKAV-15-18	285328	4887080	-40	122	182
Main Zone	EKAV-15-19	282295	4887054	-45	143	257
Duck Pond Zone	DPAV-15-20	282734	4887146	-90	0	260
Duck Pond Zone	DPAV-15-21	282640	4887194	-45	120	275
Duck Pond Zone	DPAV-15-22	282849	4887054	-45	300	224
Duck Pond Zone	DPAV-15-23	282811	4887152	-45	120	167
Duck Pond Zone	DPAV-15-24	282811	4887152	-70	120	227

TABLE 3: New significant mineralized intercepts from 2014 drill core sampled and assayed in 2015

	From (m)	To (m)	Width (m)	Sn %	Zn %	Cu %
EKAV-14-03	16.50	75.00	58.50	0.17	0.15	0.05
EKAV-14-03 previously released (for comparison)	49.00	65.75	16.75	0.39	0.29	0.08
EKAV-14-05	15.50	35.50	20.00	0.07	0.71	0.06